Exhibit 99.1

[English Translation of Convocation Notice Originally Issued in the Japanese Language]

[Note]	This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the Japanese original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Ticker: MRM

March 16, 2023

MEDIROM Healthcare Technologies Inc.

Tradepia Odaiba 2-3-1 Daiba, Minato-ku,

Tokyo, Japan, 135-0091

Notice of Convocation of the 23rd Ordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the 23rd Ordinary General Meeting of Shareholders of MEDIROM Healthcare Technologies Inc. (the “Company”) . The meeting will be held at the Head Office of the Company (16F, Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan) on Friday, March 31, 2023 at 9:00 a.m., Japan Standard Time. At the meeting, you will be asked to consider the following proposals: (1) to amend the Articles of Incorporation; (2) to reduce the registered paid-in capital and additional reserved capital by re-classifying as other capital surplus and to dispose of such re-classified other capital surplus, offset against accumulated deficit; (3) to re-elect four (4) directors to serve for the ensuing year as members of the Board of Directors; and (4) to ratify the appointment of Crea Audit Corporation as the Accounting Auditor for the Company. The accompanying Details of the 23rd Ordinary General Meeting of Shareholders describe these matters in more detail. We urge you to read this information carefully. The Board of Directors recommends a vote “FOR” each of the proposals.

YOUR VOTE IS VERY IMPORTANT. In the event you cannot attend the meeting in person, you may vote your common shares by completing, dating and signing the proxy card enclosed herein. To do so, please review the accompanying Reference Documents for General Meeting of Shareholders, and make sure to mail the completed proxy card in accordance with the instruction stated in this notice of convocation.

Details of the 23rd Ordinary General Meeting of Shareholders

1.	Date and Time: Friday, March 31, 2023, at 9:00 a.m., Japan Standard Time

2.	Venue: Head Office of the Company (16F, Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan)

3.	Agenda:

Matters to be reported:

The Business Report and the Non-Consolidated (Audited) Financial Statements for the 23rd fiscal year (from January 1, 2022 to December 31, 2022), which financial statements were based upon our statutory financial results prepared in accordance with Japanese GAAP, and have not been reviewed or audited under U.S. GAAP. As such, these financial results and financial statements may differ in material respects from the audited consolidated financial results and financial statements prepared in accordance with U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. The discussion of our financial results and financial statements under the Japanese GAAP is presented to our shareholders and holders of American Depository Shares, each representing one (1) common share of the Company (the “ADSs”), solely for purposes of compliance with requirements under the Japanese Companies Act in connection with our annual meeting.

[This is an English translation of the original issued in Japanese]

Matters to be resolved:

Proposal 1: To amend the Articles of Incorporation

Proposal 2: To reduce the registered paid-in capital and additional reserved capital by re-classifying as other capital surplus in Company’s book and to dispose of such re-classified other capital surplus, offset against accumulated deficit

Proposal 3: To re-elect four (4) Directors to serve for the ensuing year as members of the Board of Directors

Proposal 4: To ratify the appointment of Crea Audit Corporation as the Accounting Auditor (which is responsible for the audit in Japan under the local laws) for the Company.

Recommendation of the Board

Our Board of Directors unanimously recommends that the shareholders or ADS holders vote “FOR” each of the proposals listed above.

*	If you attend the meeting in person, please complete the proxy card enclosed herein and submit completed proxy card at the reception desk at the meeting location on the day of the meeting.

*	If you are a holder of the common shares of the Company and you cannot attend the meeting in person, you may vote your common shares by completing, dating and signing the proxy card enclosed herein. To do so, please review the accompanying Reference Documents for General Meeting of Shareholders, and make sure to mail the completed proxy card for the Company to receive NO LATER THAN 6:00 P.M., JAPAN STANDARD TIME, ON THURSDAY, MARCH 30, 2023.

*	If you are a holder of the ADSs, each representing one (1) common share of the Company, you may instruct Bank of New York Mellon, as the depositary for the ADSs, as to how to vote the number of deposited common shares your ADSs represent. The accompanying Reference Documents for General Meeting of Shareholders shall describe the matters to be voted on and explain how you, as an ADS holder, may instruct the depositary as to how to vote. For voting instructions to be valid, they must reach the depositary by the date and time set by the depositary (which shall be NO LATER THAN 12 P.M., EASTERN STANDARD TIME, ON FRIDAY, MARCH 24, 2023). The depositary will try, as far as practical, subject to the laws of Japan and the provisions of our articles of association or similar documents, to vote or to have its agents vote the common shares as instructed by you.

*	The depositary will not exercise any discretion in voting the deposited common shares and it will only vote or attempt to vote as instructed, with the exception that, under certain circumstances, the depositary may give a discretionary proxy to a person designated by us to vote the number of ADSs of certain ADS holders.

[This is an English translation of the original issued in Japanese]

Reference Documents for General Meeting of Shareholders

Proposal 1: To amend the Articles of Incorporation

I. Reason for Amendment and Details

To ensure the Independent Accounting Auditor delivers a high level of performance in its duty, the Company proposes to amend its Articles of Incorporation to add a new Article 38, as shown below, to authorize the Company to enter into an agreement concerning a limitation of liability with the Accounting Auditor.

(The underlined indicates portions to be amended.)

Current	New
(n/a)	Article 38 (Independent Accounting Auditor’s Limitation of Liability)

Pursuant to the provisions of Article 427 of the Companies Act, the Company may enter into an agreement with accounting auditor to limit such accounting auditor’s liabilities for loss or damage arising from such accounting auditor’s conducts under Article 423 of the Companies Act, provided, however, that the maximum amount that the Company may limit under such agreement shall be the higher of:(i) the amount greater than one million (1,000,000) yen which shall be set forth in the agreement; and (ii) the amount permitted by applicable law.
Chapter VIII Accounts
Articles 39 – 41 (There are no changes to the provisions.)

II. Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” this proposal.

Proposal 2: To reduce the registered paid-in capital and additional reserved capital by re-classifying as other capital surplus in Company’s book and to dispose of such re-classified other capital surplus, offset against accumulated deficit

I. Details of Proposal

1.  Description of reduction of registered paid-in capital and additional reserved capital

(1) Amount of registered paid-in capital and additional reserved capital to be reduced

The total registered paid-in capital, which is 1,223,234,510 yen to date, will be reduced by 1,203,234,510 yen to 20,000,000 yen as ending balance.

The total additional reserved capital, which is 1,234,234,510 yen to date, will be reduced by 1,214,234,510 yen to 20,000,000 yen as ending balance.

(2) Method of capital reduction

Entire amount of reduced registered paid-in capital and additional capital reserve will be reclassified to other capital surplus in Company’s book entry.

[This is an English translation of the original issued in Japanese]

(3)	Scheduled effective date May 31, 2023

2.  Description of disposition of surplus

(1)	Category of surplus to be reduced and its amount Other capital surplus, 2,509,940,796 yen

(2)	Category of surplus to be increased and its amount Accumulated retained earnings, 2,509,940,796 yen

(3)	Scheduled effective date of disposition of surplus May 31, 2023

As a result of the disposition, the ending balance of other capital surplus and accumulated retained earnings will be 9,336,261 yen and zero (0) yen, respectively.

II. Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” this proposal.

Proposal 3: To elect four (4) Directors to serve for the ensuing year as members of the Board of Directors

I. Details of Proposal

The terms of office of all four (4) Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders. Accordingly, we are seeking to re-elect four (4) Directors, including two (2) Outside Directors. The nominees for Directors are as described below.

Name (Date of Birth)	Biography, Position, Responsibilities, and Significant Concurrent Positions, etc.	Number of Shares Held (as of December 31, 2022)
Kouji Eguchi (July 27, 1973)	March 1996: Bachelor of Oceanography, Department of Marine Resources, Tokai University
April 1996: Jac Co. Ltd. (current Curtis Holdings, Inc.)
	December 1999: Senior Managing Director, PriceDown.com, Inc. (Jac's subsidiary)	Common Shares
	July 2000: Director, Young Leaves, Inc. (currently MEDIROM Healthcare Technologies Inc.)	1,884,960 Common Shares
	November 2001: Representative Director (current), ReRaKu Inc. (currently MEDIROM Healthcare Technologies Inc.)	Class A share:
June 2010: Director of the Japan Relaxation Industry Association (current)
	Significant Concurrent Positions	1 Share
Representative Director, Medirom Human Resources Inc.
Representative Director, SAWAN CO. LTD.
Director, the Japan Relaxation Industry Association

[This is an English translation of the original issued in Japanese]

Fumitoshi	March 1989: Bachelor in Law, Meiji Gakuin University	40,000 Common
Fujiwara	April 1989: Shuwa Corporations	Shares
(December 28,	April 1993: Koei Tecmo Holdings Co., Ltd.
1965)	December 1998: CFO, Executive Officer Management Division
June 2000: Director and CFO, Spiralstar Japan, Inc.
June 2002: CEO, AC Capital Inc.
November 2009: Founder & CEO, Eaglestone Capital Management (current)
March 2017: Director and CFO, MEDIROM Healthcare Technologies Inc. (current)
Significant Concurrent Positions
Representative Director, Eaglestone Capital Management
Tomoya Ogawa	September 1999: Bachelor of Economics, Tokyo University	28,500 Common
(November 9,	September 2001: Monitor Group Tokyo Branch	Shares
1976)	April 2004: Master in Law, Hitotsubashi University
Outside Director	April 2006: Legal Training Institute
September 2007: Abe, Ikubo & Katayama Law Office
December 2010: DeNA Inc.
March 2013: Director, MEDIROM Healthcare Technologies Inc. (current)
December 2014: Director, Akatsuki Corporation
December 2020: Founder & Representative Director, Kreation Inc. (current)
Significant Concurrent Positions
Representative Director, Kreation Inc.
Reason for Election
Mr. Tomoya Ogawa has abundant experience as a lawyer, expertise in the broad area of law, track records as CFO and Director of a listed company, and we believe Mr. Ogawa can provide advice, direction and supervision to the management in a proper manner. For this reason, we consider he is a great fit for an outside director of the Company and he will be able to perform his duty as the outside director.
Akira Nojima	March 1988: Bachelor in Law, Meiji Gakuin University	NIL
(May 23, 1964)	April 1988: Recruit Holdings Co., Ltd.
Outside Director	April 2013: Visiting Professor, May Ushiyama Academy’s Hollywood Graduate School (current)
January 2015: Director and CEO, No Track Inc. (current)
January 2015: Advisor, Japan Beauty Coordinator Association (current)
April 2016: Director, Japan Academy of Beauty Business (current)
January 2018: Vice President, Japan Cosmetic Licensing Association (current)
January 2020: Advisor, Customer Loyalty Association (current)
March 2020: Director, MEDIROM Healthcare Technologies Inc. (current)
April 2021: Visiting Professor, Professional University of Information and Management for Innovation (current)
April 2021: Outside Corporate Auditor, GO TODAY SHAiRE SALON Inc. (current)
July 2022: Member of Audit Committee, Beauty Garage Inc. (current)
September 2022: Outside Director, Atelier M H Co., Ltd. (current)
February 2023: Outside Director, Kabushiki Kaisha soeasy (current)

[This is an English translation of the original issued in Japanese]

Significant Concurrent Positions
Professor, May Ushiyama Academy’s Hollywood Graduate School Director and CEO, No Track Inc.
Visiting Professor, Professional University of Information and Management for Innovation Outside Corporate Auditor, GO TODAY SHAiRE SALON Inc.
Member of Audit Committee, Beauty Garage Inc. Outside Director, Atelier M H Co., Ltd.
Outside Director, Kabushiki Kaisha soeasy
Reason for Election
Mr. Akira Nojima has broad experience and expertise of management and direction, especially with high level of knowledge in the field of healthcare, for various organizations in Japan. We believe that Mr. Nojima can provide advice, direction and supervision to the management in a proper manner. For this reason, we consider he is a great fit for an outside director of the Company and he will be able to perform his duty as the outside director.

*There is no conflict of interest between each director nominee and the Company.

*  The Company has obtained the consent of each director nominee to assume the office, subject to the approval of this.

*  The Company has purchased a limited liability insurance policy for the directors and officers as stipulated under Article 430-3, Paragraph 1 of the Companies Act, which provides that the insured shall be liable for damages and litigation expenses incurred by the insured in connection with the performance of his/her duties under the law. All premiums are paid by the Company. If the director nominee is elected as a director, he/she will be included as an insured under the policy and the policy will be renewed with the same converge during his/her term of office.

II.	Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” this proposal.

Proposal 4: To ratify the appointment of Crea Audit Corporation as the Accounting Auditor (which is responsible for the audit in Japan under the local laws) for the Company.

I. Details of Proposal

The Company elected Crea Audit Corporation as a Temporary Accounting Auditor at the meeting of the Board of Corporate Auditors held on November 15, 2022. We are seeking to officially ratify the appointment of Crea Audit Corporation as Accounting Auditor of the Company in accordance with the decision of the Board of Corporate Auditors.

The reason for this proposal is we have considered that, through the review of the performance provided as a Temporary Accounting Auditor, Crea Audit Corporation maintains competency, independence, and quality control and appropriate to perform as the Accounting Auditor of the Company. The nominee for Accounting Auditor is as described below.

Name	Crea Audit Corporation
Address of Head Office	4-25-31 Hirai, Edogawa-ku, Tokyo
Foundation	March 2022
Summary	Amount of Capital:	JPY 5,000,000
	Members:	5 partners, certified public accountants
2 associates, certified public accountants
7 members in total (as of February 28, 2023)

II. Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” this proposal.